Exhibit 99.1

FCA announces maturity extension of its € 6.25 billion syndicated revolving credit facility

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) (“FCA”) announces that it has amended its syndicated revolving credit facility originally signed in June 2015 (“RCF”).
The amendment, entered into with a group of twenty-seven banks, provides for the extension of the RCF’s final maturity to March 2023.
The RCF, as amended, will be available for general corporate purposes and for working capital needs of the Group and is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor.
This transaction confirms the international key relationship banks’ strong support to FCA.
London, 27 March 2018

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the Group’s control.

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